Exhibit 99.7

TELESAT CORPORATION Voting Instruction Form (“VIF”) - Annual General Meeting to be held on June 3, 2026 NON - REGISTERED (BENEFICIAL) SECURITYHOLDERS 1. We are sending to you the enclosed proxy - related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions . In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions . Please complete and return the information requested in this VIF to provide your voting instructions to us promptly . 3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. 7. Unless prohibited by law, this VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. Fold Fold If you vote by the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 9. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 10. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. VIFs submitted must be received by 1:30 p.m., Eastern Time, on June 1, 2026. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Intermediary 02668A Security Class Holder Account Number

Fold Fold If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. T Q S Q 390884 A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Appointee(s) I/We being holder(s) of securities of Telesat Corporation (the “Corporation”) hereby appoint: Daniel S. Goldberg, or failing this person, Christopher DiFrancesco (the “Management Nominees”) If you wish to attend the meeting virtually or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). OR Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/telesat and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the voter in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online at https://meetnow.global/M4DTZXP on June 3, 2026 at 1:30 p.m., Eastern Time and at any adjournment or postponement thereof. HIGHLIGHTED TEXT VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. IF YOU DO NOT COMPLETE THE RESIDENCY DECLARATION OR IF IT IS DETERMINED BY TELESAT CORPORATION OR THE TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT YOU ARE CANADIAN, YOU WILL BE DEEMED TO BE A PERSON THAT IS A NON - CANADIAN HOLDER Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting . 1. Election of Directors 01. Michael Boychuk For Withhold 04. Richard Fadden 02. Janet Yeung For Withhold 05. Daniel S. Goldberg 03. Jane Craighead For Withhold 06. Henry (Hank) Intven 2. Appointment of Auditors Appointment of Deloitte LLP Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 07. David Morin 08. Dr. Mark H. Rachesky 09. Guthrie Stewart 10. Michael B. Targoff Residency Status Declaration of Canadian Status Pursuant to the Articles of Telesat Corporation and formation documents of Telesat Partnership LP, the Class A Common Shares of Telesat Corporation and the Class A Units of Telesat Partnership LP, as applicable, may only be beneficially owned or controlled, directly or indirectly, by Canadians (as defined in the Investment Canada Act and as set forth below). The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions set out below so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares or units represented by this proxy are (check one box based on the definitions set out below): owned and controlled by a Canadian owned and controlled by a Non - Canadian Definitions: For purposes of this Proxy, the following definitions and interpretations shall apply : “ Canadian ” means, as defined in the Investment Canada Act , (a) a Canadian citizen ; (b) a permanent resident within the meaning of subsection 2 (1) of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship ; (c) a Canadian government, whether federal, provincial or local, or an agency thereof ; or (d) an entity that is Canadian - controlled, as determined under subsection 26 (1) or (2) of the Investment Canada Act and in respect of which there has been no determination made under any of subsections 26 ( 2 . 1 ), ( 2 . 11 ) and ( 2 . 31 ) of the Investment Canada Act or declaration made under subsection 26 ( 2 . 2 ) or ( 2 . 32 ) of the Investment Canada Act . “ Canadian - controlled ” means, for purposes of the definition of Canadian and as set forth in Section 26 (1) or (2) of the Investment Canada Act , (1) subject to subsections 26 ( 2 . 1 ) to ( 2 . 2 ), ( 2 . 31 ) and ( 2 . 32 ) of the Investment Canada Act , (a) where one Canadian or two or more members of a voting group who are Canadians own a majority of the voting interests of an entity, it is a Canadian - controlled entity; (b) where paragraph (a) does not apply and one non - Canadian or two or more members of a voting group who are non - Canadians own a majority of the voting interests of an entity, it is not a Canadian - controlled entity; (c) where paragraphs (a) and (b) do not apply and a majority of the voting interests of an entity are owned by Canadians and it can be established that the entity is not controlled in fact through the ownership of its voting interests by one non - Canadian or by a voting group in which a member or members who are non - Canadians own one - half or more of those voting interests of the entity owned by the voting group, it is a Canadian - controlled entity; and (d) where paragraphs (a) to (c) do not apply and less than a majority of the voting interests of an entity are owned by Canadians, it is presumed not to be a Canadian - controlled entity unless the contrary can be established by showing that: i. the entity is controlled in fact through the ownership of its voting interests by one Canadian or by a voting group in which a member or members who are Canadians own a majority of those voting interests of the entity owned by the voting group, or ii. in the case of an entity that is a corporation or limited partnership, the entity is not controlled in fact through the ownership of its voting interests and two - thirds of the members of its board of directors or, in the case of a limited partnership, two - thirds of its general partners, are Canadians. (2) Subject to subsections 26 ( 2 . 1 ) to ( 2 . 2 ), ( 2 . 31 ) and ( 2 . 32 ) of the Investment Canada Act , if it can be established that a trust is not controlled in fact through the ownership of its voting interests, subsection (1) does not apply, and the trust is a Canadian - controlled entity if two - thirds of its trustees are Canadians . (3) Where two persons own equally all of the voting shares of a corporation and at least one of them is non - Canadian, the corporation is not a Canadian - controlled entity . “ control ” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise. “ entity ” means a corporation, partnership, trust or joint venture. “ Non - Canadian ” means a person who is not a Canadian for purposes of the Investment Canada Act . “ permanent resident ” shall have the meaning ascribed to it in subsection 2(1) of the Immigration and Refugee Protection Act (Canada) , namely a person who has acquired permanent resident status and has not subsequently lost that status. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Date Signature(s) Signing Capacity 02669A